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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

NETFLIX, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
64110L106
(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 27, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER VENTURES II, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF,OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		700,197 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		700,197 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

700,197 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TCV II (Q), L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		538,321 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		538,321 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

538,321 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

LESS THAN 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TCV II, V.O.F.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

NETHERLANDS ANTILLES

	7	SOLE VOTING POWER:

NUMBER OF		22,743 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		22,743 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,743 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

LESS THAN 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TCV II STRATEGIC PARTNERS, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		95,532 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		95,532 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

95,532 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

LESS THAN 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER VENTURES II, C.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

NETHERLANDS ANTILLES

	7	SOLE VOTING POWER:

NUMBER OF		106,906 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		106,906 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

106,906 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

LESS THAN 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,463,699 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,463,699 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,463,699 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TCV IV, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		10,143,932 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,143,932 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,143,932 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TCV IV STRATEGIC PARTNERS, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		378,255 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		378,255 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

378,255 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

LESS THAN 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		10,522,187 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,522,187 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,522,187 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TCV VI, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,240,839 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,240,839 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,240,839 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		9,786 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,786 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,786 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

LESS THAN 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,250,625 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,250,625 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,250,625 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		22,976 SHARES OF COMMON STOCK (A) (B)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,236,511 SHARES OF COMMON STOCK (B)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,008,862 SHARES OF COMMON STOCK (B) (C)

WITH	10	SHARED DISPOSITIVE POWER:

1,250,625 SHARES OF COMMON STOCK (B)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,259,487 SHARES OF COMMON STOCK (B) (C)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A) Consists of options issued under the 2002 Stock Option Plan and held directly by the Reporting Person that are immediately exercisable into a total of 22,976 shares of common stock.

(B) Please see Item 5

(C) Includes options issued under the 2002 Stock Option Plan and held directly by the Reporting Person that are immediately exercisable into a total of 22,976 shares of common stock.

CUSIP No.

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF,OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,236,511 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,985,886 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

1,250,625 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,236,511 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: JOHN L. DREW

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,250,625 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,250,625 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,250,625 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,250,625 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,250,625 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,250,625 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: WILLIAM J.G. GRIFFITH IV

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,250,625 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,250,625 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,250,625 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,250,625 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,250,625 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,250,625 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A) Please see Item 5.

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Netflix, Inc., a Delaware corporation (“Netflix” or the “Company”). The Company’s principal executive offices are located at 100 Winchester Circle, Los Gatos, CA 95032.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV II, V.O.F., a Netherlands Antilles general partnership (“TCV II, V.O.F.”), (2) Technology Crossover Ventures II, L.P., a Delaware limited partnership (“TCV II, L.P.”), (3) TCV II (Q), L.P., a Delaware limited partnership (“TCV II (Q)”), (4) TCV II Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners II”), (5) Technology Crossover Ventures II, C.V., a Netherlands Antilles limited partnership (“TCV II, C.V.”), (6) Technology Crossover Management II, L.L.C., a Delaware limited liability company (“Management II”), (7) TCV IV, L.P., a Delaware limited partnership (“TCV IV”), (8) TCV IV Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners IV”), (9) Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“Management IV”), (10) Technology Crossover Management VI, L.L.C, a Delaware limited liability company (“Management VI”), (11) TCV VI, L.P., a Delaware limited partnership (“TCV VI”), (12) TCV Member Fund, L.P., a Delaware limited partnership (“Member Fund”) , (13) Jay C. Hoag (“Mr. Hoag”), (14) Richard H. Kimball (“Mr. Kimball”), (15) John L. Drew (“Mr. Drew”), (16) Jon Q Reynolds, Jr. (“Mr. Reynolds”), (17) William J.G. Griffith IV (“Mr. Griffith”), and (18) Robert Trudeau (“Mr. Trudeau”). TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., Management II, TCV IV, Strategic Partners IV, Management IV, Management VI, TCV VI, Member Fund, Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith and Mr. Trudeau are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., Management II, TCV IV, Strategic Partners IV, Management IV, Management VI, TCV VI and Member Fund are each principally engaged in the business of investing in securities of privately and publicly held companies. Management II is the sole general partner of TCV II, L.P., TCV II (Q) and Strategic Partners II and the sole investment general partner of TCV II, V.O.F. and TCV II, C.V. Management IV is the sole general partner of TCV IV and Strategic Partners IV. Management VI is the sole general partner of TCV VI and a general partner of Member Fund. The address of the principal business and office of each of TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., Management II, TCV IV, Strategic Partners IV, Management IV, Management VI, TCV VI and Member Fund is 528 Ramona Street, Palo Alto, California 94301. TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., TCV IV, Strategic Partners IV, TCV VI and Member Fund are sometimes referred to collectively herein as the “Funds” and individually as a “Fund.” TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V. are collectively referred to herein as the “TCV II Funds.”
Mr. Hoag and Mr. Kimball are the managing members of Management II and Management IV. Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith and Mr. Trudeau (collectively the “Management VI Members”) are the Class A Members of Management VI. The Management VI Members are each United States citizens, and the present principal occupation of each is as a venture capital investor. The business address of each of the TCV VI Members is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
On July 27, 2006, TCV IV, Strategic Partners IV, TCV VI and Member Fund acquired the additional shares of Common Stock (the “Additional Shares”) set forth in the table below in a market transaction.

Name of Investor	Number of Shares Acquired	Purchase Price

TCV IV	1,205,667	$19.99
Strategic Partners IV	44,958	$19.99
TCV VI	1,240,839	$19.99
Member Fund	9,786	$19.99
The source of funds for the acquisition of the Additional Shares was from capital contributions from the respective partners of each of the funds.
ITEM 4. PURPOSE OF TRANSACTION.
The Reporting Persons acquired the Additional Shares for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market, in connection with issuances by the company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended, in privately negotiated transactions or otherwise and/or retain and/or sell or otherwise dispose of all or a portion of their shares in the open market, through transactions registered under the Securities Act, through privately negotiated transactions or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth above and as set forth in the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed May 29, 2002 (which is incorporated by reference herein), the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on July 27, 2006, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., Management II, TCV IV, Strategic Partners IV, Management IV, Management VI, TCV VI, Member Fund, L.P. and the Management VI Members owned directly and/or indirectly the following shares:

	Number of Total Shares	Percentage of Outstanding Shares
Name of Investor
TCV II, V.O.F	22,743	Less than 1%(**)
TCV II, L.P.	700,197	1.0%(**)
TCV II (Q)	538,321	Less than 1%(**)
Strategic Partners II	95,532	Less than 1%(**)
TCV II, C.V	106,906	Less than 1%(**)
Management II	1,463,699	2.2%(**)
TCV IV	10,143,932	15.0%(**)
Strategic Partners IV	378,255	Less than 1%(**)
Management IV	10,522,187	15.5%(**)
Management VI	1,250,625	1.9%
TCV VI, L.P.	1,240,839	1.8%
TCV Member Fund, L.P.	9,786	Less than 1%
Mr. Hoag	13,259,487	19.6%(**)(***)
Mr. Kimball	13,236,511	19.5%(**)
Mr. Drew	1,250,625	1.9%(**)
Mr. Reynolds	1,250,625	1.9%(**)
Mr. Griffith	1,250,625	1.9%(**)
Mr. Trudeau	1,250,625	1.9%(**)
(*) all percentages in this table are based on 59,473,862 shares of Common Stock of the Company outstanding as of May 4, 2006 and as reported on the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2006 plus 8,271,065 shares of Common Stock issued upon exercise of the warrants held by the Reporting Persons..
(**) Certain Reporting Persons disclaim beneficial ownership as set forth below.
(***) Includes 22,976 options issued under the 2002 Stock Option Plan that are immediately exercisable.
Each of the Funds has the sole power to dispose or direct the disposition of the shares held by such Fund and has the sole power to direct the voting of its respective shares held by such Fund.
Management II, as a general partner of the TCV II Funds, may also be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV II Funds and have the sole power to direct the vote of the shares held by the TCV II Funds. Management II disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Management IV, as the general partner of the TCV IV and Strategic Partners IV (the “TCV IV Funds”), may also be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV IV Funds and have the sole power to direct the vote of the shares held by the TCV IV Funds. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Messrs. Hoag and Kimball are the managing members of Management IV and Management II. Under the operating agreements of Management IV and Management II, each of Messrs. Hoag and Kimball have the independent power to cause the Funds of which Management IV and Management II are the general partners to buy and sell securities of publicly traded portfolio companies; however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock held by the TCV IV Funds and the TCV II Funds, respectively, as well as to have the shared power to vote or direct the vote of the respective shares of Common Stock held by the TCV IV Funds and the TCV II Funds. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by Management II, Management IV, the TCV IV Funds and the TCV II Funds except to the extent of their respective pecuniary interest therein.

Management VI, as the general partner of TCV VI and a general partner of the Member Fund (collectively with TCV VI, the “TCV VI Funds”), may also be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV VI Funds and have the sole power to direct the vote of the shares held by the TCV VI Funds. Management VI disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
The Management VI Members are Class A Members of Management VI. Under the operating agreement of Management VI, the Class A Members have the shared power to dispose or direct the disposition of the shares held by TCV Funds and the shared power to direct the vote of the shares held by the TCV VI Funds. Each of the Management VI Members disclaims beneficial ownership of the securities owned by Management VI and the TCV IV Funds except to the extent of his respective pecuniary interest therein.
Mr. Hoag has the sole power to dispose and direct the disposition of the shares of Common Stock received upon exercise of his options and the sole power to direct the vote of his shares of Common Stock received upon exercise of his options.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
(c). Mr. Hoag received the following option grants since the date of the last amendment to this Schedule 13D:

	Number of
	Options	Exercise
Date of Grant	Granted	Price
07/03/06	1,468	$27.24
08/01/06	1,949	$20.50
(d). Not applicable.
(e). Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Except as set forth herein and as set forth in the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed May 29, 2002 (which is incorporated by reference herein), none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement
Exhibit 2 Series E Non-Voting Preferred Stock and Warrant Purchase Agreement dated April 13, 2000 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Netflix, Inc. on May 29, 2002)
Exhibit 3 Amended and Restated Stockholders’ Rights Agreement dated July 10, 2001 (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of Netflix, Inc. on May 29, 2002)
Exhibit 4 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)
Exhibit 5 Statement Appointing Designated Filer and Authorized Signatories dated May 1, 2006 (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of Penson Worldwide, Inc. filed on May 24, 2006)

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 4, 2006
TCV II, V.O.F.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TECHNOLOGY CROSSOVER VENTURES II, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TCV II (Q), L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TCV II STRATEGIC PARTNERS, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TECHNOLOGY CROSSOVER VENTURES II, C.V.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TCV IV, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TCV IV STRATEGIC PARTNERS, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TCV VI, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory

TCV MEMBER FUND, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
JAY C. HOAG
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
RICHARD H. KIMBALL
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
JOHN L. DREW
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
JON Q. REYNOLDS JR.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
WILLIAM J. G. GRIFFITH IV
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
ROBERT W. TRUDEAU
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement
Exhibit 2 Series E Non-Voting Preferred Stock and Warrant Purchase Agreement dated April 13, 2000 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Netflix, Inc. on May 29, 2002)
Exhibit 3 Amended and Restated Stockholders’ Rights Agreement dated July 10, 2001 (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of Netflix, Inc. on May 29, 2002)
Exhibit 4 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)
Exhibit 5 Statement Appointing Designated Filer and Authorized Signatories dated May 1, 2006 (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of Penson Worldwide, Inc. filed on May 24, 2006)

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Netflix, Inc., a Delaware corporation, and that this Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 4th day of August, 2006.
TCV II, V.O.F.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TECHNOLOGY CROSSOVER VENTURES II, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TCV II (Q), L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TCV II STRATEGIC PARTNERS, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TECHNOLOGY CROSSOVER VENTURES II, C.V.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TCV IV, L.P.
By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

TCV IV STRATEGIC PARTNERS, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TCV VI, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TCV MEMBER FUND, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
JAY C. HOAG
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
RICHARD H. KIMBALL
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
JOHN L. DREW
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
JON Q. REYNOLDS JR.
By: /s/ Carla S. Newell
Name: Carla S. Newell

Its: Authorized Signatory
WILLIAM J. G. GRIFFITH IV
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
ROBERT W. TRUDEAU
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory